United States securities and exchange commission logo





                             September 21, 2023

       Michael Prevoznik
       Chief Financial Officer
       BTCS Inc.
       9466 Georgia Avenue #124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 10-K/A for the
Fiscal year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-40792

       Dear Michael Prevoznik:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. Please provide us with your legal analysis as to why you believe your activities supporting staking-as-a-service
are executed in compliance with the federal securities laws, including why the agreements
related to the staking-as-a-service program are not securities under
                                                        Section 2(a)(1) of the
Securities Act. In responding to this comment, please include a materially complete
description of the program.
   2. We note that in separate SEC complaints, the SEC identified Cardano, Tezos, Solana,
                                                        Cosmos, Polygon, Axie
Infinity, and NEAR Protocol crypto assets as securities. In future filings, please include
a detailed discussion regarding the impact this may have on your business, financial
condition and results of operation.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 2    21, 2023 Page 2
FirstName LastName
3. We note your current report filed on Form 8-K on June 29, 2023 indicating that on June
         29, 2023, you listed your Series V Preferred Stock on Upstream. Please tell us whether
         U.S. investors are able to buy or sell these shares on Upstream. In that regard we note that your current report includes instructions for U.S. based Preferred Stock holders to deposit and trade their shares with Upstream. If U.S. investors are not permitted to buy and sell your Series V Preferred Stock on Upstream please explain to us, in sufficient detail, how
         U.S. investors are prevented from buying or selling on Upstream, and also explain how such prohibition is consistent with the above-noted instructions in your current report.
4. We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected
         to be performed by the introducing broker when it    introduces
U.S. investors to
         Upstream. For example, will the introducing broker transmit orders to Upstream on behalf of U.S. investors or will U.S. investors access Upstream directly after being referred to Upstream by the introducing broker? Further, will Upstream (or MERJ
         Depository or MERJ Exchange) carry customer accounts on behalf of the introducing broker?
5. Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.
6.       We note that you indicate that you    do not hold or take possession
of any Delegator funds,
         crypto assets, or crypto asset rewards at any point during the Staking
process,    but also
         note that you currently hold substantial amounts of    staked crypto
tokens    on your
         balance sheet. Please clarify whether the    staked crypto tokens
held on your balance
         sheet are assets held for the benefit of your customers, or if such staked crypto tokens are digital assets staked for your own benefit.
7.       Please provide a detailed legal analysis regarding whether the Company and its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(A) of
         the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
(1947) and provide
         legal and factual support for your analysis of each such factor.
8. Please provide a detailed legal analysis regarding whether the Company or any of its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(C) of
         the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators, with values as of your most recent fiscal quarter ended. Please also describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 3    21, 2023 Page 3
FirstName LastName
9. Please provide us with a comprehensive accounting analysis addressing the impact of
         Staff Accounting Bulletin (   SAB   ) No. 121 on your financial
statements. Ensure your
         analysis addresses the applicability of the SAB to your business, your conclusion on treatment, how the impacted items are reflected in the financial statements and identify the specific line items including quantification of the amounts of the impact. In your response, clarify whether you hold, or engage other parties to hold on your behalf, any cryptocurrency assets for any customers, third parties, related parties or entities that are not included in the consolidated financial statements.
10. In future filings, please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
Business
Our Business, page 3

11. In future filings, please include a more detailed description of the nature of your staking services, including the specifics of how the staking process operates on your
         StakeSeeker platform, how the arrangements with the users of your platform are structured and whether your platform only allows users to stake or delegate their crypto assets to your validator nodes or if it allows users to stake to third-party validators. In addition, please disclose the number of native tokens earned from staking your own crypto assets and disclose any revenues earned from fees in connection with your StakeSeeker service, separately discussing any revenue from users of your platform staking and delegating their crypto assets to your validator nodes, and, as applicable, to third-party validators.
12. We note your disclosure that "bad behavior" can be penalized by "slashing" the validator's holdings and/or rewards. In future filings, please revise to briefly describe what you mean by "bad behavior" and "slashing." In addition, please disclose what will happen to the users of your platform that have staked their crypto assets to one of your validator nodes if you are penalized for "bad behavior," and, to the extent that the platform allows users to stake their crypto assets to other validators, what will happen if the third-party validators are penalized for "bad behavior."
13. In future filings, please disclose whether you intend to hold or monetize your earned crypto assets, and disclose your policies related to the uses of the earned crypto assets. In addition, disclose how you monetize your crypto assets, including the exchanges you use and whether you have any agreements with any exchanges.
14. In future filings, please disclose your custody procedures and arrangements by identifying your third-party custodians and describing the material terms of the agreements, including:
             what portion of your crypto assets are held in hot wallets and cold wallets;
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 4    21, 2023 Page 4
FirstName LastName
                the geographic location where crypto assets are held in cold wallets;
                whether any persons (e.g., auditors, etc.) are responsible for verifying the existence for the crypto assets held by the third-party custodian(s); and
                a description of your custodian's insurance and the degree to which such policies provide coverage for the loss of your crypto assets.
15. In future filings, please revise to include a comprehensive breakeven analysis for your validator operations that compares the cost to earn one crypto asset with the value of the crypto asset.
16. We note your disclosure on page 3 that "[t]he growth of both StakeSeeker's user base as well as the number and size of staked crypto assets by Delegators to company-run validator nodes is critical to [your] strategy and success." In future filings, please revise to disclose the size of your user base and the number and size of staked crypto assets.
17. In future filings, please provide greater details regarding your users and describe the use of digital engagement practices in connection with your platform, including, as examples, only, behavior prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation:
             Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;
             Clarify whether any of such practices encourage retail investors to invest in different products or change investment strategies;
             Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement);
             To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and
             Describe in greater detail your data collection practices or those of your third-party service providers.
         Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices. In that regard, please consider the SEC's request for information and public comment on matters related to the use of such practices made on August 27, 2021.
18. In future filings, to the extent material, please discuss how the bankruptcies of companies in the crypto asset market and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify here whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
19. In future filings, if material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment
 Michael Prevoznik
BTCS Inc.
September 21, 2023
Page 5
              for the benefit of creditors, or have had a receiver appointed for them;
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets;
                Have the crypto assets of their customers unaccounted for; and Have experienced material corporate compliance failures.
20. We note your disclosure on page 3 that "BTCS plans to expand its PoS operations to secure other disruptive blockchain protocols that allow for Delegating." In future filings, please disclose how you select blockchain networks.
21. We note that you stake crypto assets on your own validator nodes and on nodes run by third-party operators both directly or through crypto asset exchanges. In future filings, please disclose the material terms of your agreements with the third-party operators and identify both the third-party operators and the crypto asset exchanges on which you stake your crypto assets. In addition, please describe any material risks to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals of crypto assets on the exchanges that you use, and identify any material concentrations of risk and quantify any material exposures.
22. We note your disclosure that your crypto asset platform is still in beta form. In future filings, please disclose its current functionality, your plans for future phases of the crypto asset platform, including a timeline and the estimated costs of developing the crypto asset platform. In this regard, we note your disclosure on page 6 that you intend to acquire additional crypto assets and to continue to develop and expand upon your crypto asset platform to enable it to offer a wider range of functions and availability for use with a greater variety of crypto assets. Please revise to disclose the functions you plan to add to your crypto asset platform, and how you intend to add these functions and services in compliance with the federal securities laws. In addition, please disclose the policies and procedures for compliance with the federal securities laws, related to the decision to add functions and crypto assets to your crypto asset platform.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
10

23. In future filings, please disclose whether you have experienced excessive removal of staked crypto assets, and, if so, explain the potential effects on your financial condition.
24.    We note that you own crypto assets. In future filings, to the extent material,
       please explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and
FirstName LastNameMichael Prevoznik
       disclose the nature of your relationship for loans with parties other than third-parties. State
Comapany    NameBTCS
       whether  there areInc.
                          any encumbrances on the collateral. Discuss whether
the current crypto
September 21, 2023 Page 5 has affected the value of the underlying collateral.
       asset market  disruption
FirstName LastName
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 6    21, 2023 Page 6
FirstName LastName
Results of Operations for the Years Ended December 31, 2022 and 2021, page 13

25. Please enhance future filings to further disaggregate general and administrative, research and development, compensation and related expenses, and marketing expense to provide investors with a quantified understanding of significant underlying components of these line items that are material to your operations. Your current disclosures only provide explanation of the year-over-year change and the nature of and drivers of current year activity are unclear. Further, enhance your disclosures to clarify the impact of material changes on future operating trends. Refer to Item 303(b)(2) of Regulation S-K and Section
         III.D of SEC Release No. 33-6835.
Validator Revenue, page 13

26. You disclose validator revenue as your only revenue item. However, you also disclose on page 15 that you generate revenue from staking transactions using your own validator nodes as well as staking on third party nodes, and that you also purchase crypto assets for non-staking activities. Further, your internally developed software disclosure on page F-
         10 includes software that is sold, leased or marketed. Please provide us the following:
             Clarify for us the quantified components of your revenue between validator transaction revenue, software revenue and any other revenues, for all periods presented. Include how much of each item includes any staking activity;
             As the nature of your operations reflect significant variability and material changes from period to period, please tell us how you considered providing separate line items for revenue streams that are material to total revenue and or net
(loss) income as
             required by Rule 5-03(b) of Regulation S-X; and
             For each period presented, please tell us the amount of staking awards received, the amount of rewards passed through to users and the net amount that you have recognized. Also, tell us where amounts are presented in the statements of operations.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 7    21, 2023 Page 7
FirstName LastName
Cash Flows, page 14

27. Your disclosure of cash provided by and/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows.
         Please provide us with a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for
         guidance.
Accounting Treatment of Crypto Assets, page 15

28. Tell us what market(s) you use to value the cryptocurrencies you are entitled to receive for each individual cryptocurrency. Tell us whether this market is your principal market or exchange, or in the absence of a principal market, the most advantageous market under
         ASC 820-10-35-5. If so, tell us how you made the determination(s). If not, tell us why not.
29. We note your disclosures on pages 15, F-9 and F-14 that you record impairment losses when fair value falls below the carrying value of the crypto assets at any time during the period, as determined using the lowest U.S. dollar spot price of the related crypto asset subsequent to its acquisition. Please clarify if this is the lowest intraday price that you are using.
Risk Factors
Risks Related to Our Company in General, page 18

30. In future filings, to the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
Risks Related to Crypto Assets
A particular crypto asset's status as a security, page 19

31. We note your risk factor disclosure that the legal test for determining whether a particular crypto asset is a security "evolves over time," and that the "SEC's views in this area have evolved over time." In future filings, please remove these statements as the legal tests are well-established by the U.S. Supreme case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. In addition, we note your disclosure that "[t]he SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security." In future filings, please remove or revise this statement in light of the fact that the Commission has identified numerous crypto assets as securities.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 8    21, 2023 Page 8
FirstName LastName
Because crypto assets may be determined to be Digital Securities, we may inadvertently violate the 1940 Act, page 20

32. In future filings please revise this risk factor and the Government Oversight section on page 6 given that in separate SEC complaints, the SEC identified Cardano, Tezos, Solana,
         Cosmos, Polygon, Axie Infinity, and NEAR Protocol crypto assets as securities.
Our obligations to comply with the laws, rules, regulations, and policies, page
27

33. We note your disclosure on page 27 that "StakeSeeker utilizes geo-blocking in an effort to prevent its use by persons located in sanctioned jurisdictions, [and] if notwithstanding these efforts [y]our current or planned activities are found to constitute 'facilitating' or assisting the actions of non-U.S. persons that would be prohibited for U.S. persons to perform directly due to U.S. sanctions, . . . it could result in material negative consequences for us [you], including costs related to government investigations, harsh financial penalties, and harm to your reputation." In future filings, please identify the jurisdictions in which you offer your services and products, and the jurisdictions in which you use geo-blocking and any other steps to restrict access to your platform, services and products.
Risks Related to Crypto Assets
Since there has been limited precedence set for financial accounting of crypto assets, page 31

34. We note your risk factor disclosure that there has been "limited precedence" set for financial accounting of crypto assets, and "it is unclear" how we will be required to account for crypto asset transactions in the future. Please revise for the appropriateness of your statements regarding official guidance for the accounting for crypto assets. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.
Note 3 - Summary of Significant Accounting Policies
Cost of Revenue, page F-9

35. We note your disclosures on page F-9 of the various items that comprise your cost of revenue, including production costs for validation transactions on the network, rent and utilities for server node housing, hosting costs for cloud-based servers, and third-party fees for software maintenance and node operations. Please provide us the following:
             Tell us why your statements of operations only disclose validator expense as your cost of revenue; and
             Provide us a quantified disaggregation of these costs for the periods presented.
               including which activities include staking and quantification of such by item.
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany 21,
September NameBTCS
              2023    Inc.
September
Page 9    21, 2023 Page 9
FirstName LastName
Crypto Assets Translations and Remeasurements, page F-9

36. We note your accounting policy for intangible assets and impairment under ASC 350 on pages F-9 and 15. Please tell us, and revise future filings as necessary, to address the following:
             Confirm our understanding that the cryptocurrencies on your December 31, 2022 balance sheets are used in your staking transactions ("productive"), or held for investment ("non-productive");
             Tell us who has custody and control of your crypto assets; and Provide us a roll-forward of your productive crypto assets to ensure that, for all years
              presented, all purchases, sales, impairments and other items are fully disclosed and explained from January 1 to December 31. Please provide a separate roll-forward for each individually significant crypto asset held in the periods presented.
37. We note you have crypto assets that are not staked and appear to be classified as non-
         productive. Please tell us, and revise future filings as appropriate, to address the following regarding these assets:
             Are all crypto assets including in the line item "crypto assets" on your balance sheet not staked and classified as non-productive;
             What is the business purpose for holding crypto assets. Specifically provide whether they are held for sale in the ordinary course of business and the typical holding period for these assets;
             Provide a roll-forward of your non-productive crypto assets to ensure that, for all years presented, all purchases, sales, impairments and other items are fully disclosed and explained from January 1 to December 31. Please provide a separate roll-forward for each individually significant non-productive crypto asset held in the periods presented; and
             We note you disclose on page 14 that cash outflows from investing activities was
             "primarily for the purchase of crypto assets for blockchain infrastructure operations." Tell us how much of this outflow is for non-staking uses and provide quantification.
Internally Developed Software, page F-10

38. We note your disclosure on page F-10 regarding your internally developed software accounting policy that addresses treatment of your software costs for software sold, leased or otherwise marketed under ASC 985-20 and your software costs for internally used software under ASC 350. We also note your disclosure on page 2 that in January 2023 you launched a beta version of StakeSeeker, your internally developed Digital Asset
         Platform. Please provide the following:
             Tell us the total costs of developing this novel software, and any other material software developed; and
             Provide us with how much of those costs were capitalized or expensed in each period presented, and how you determined each component.
 Michael Prevoznik
BTCS Inc.
September 21, 2023
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bonnie Baynes at (202) 551-4924 or David Irving at (202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or John Dana Brown at (202) 551-3859 with any other questions.



FirstName LastNameMichael Prevoznik                       Sincerely,
Comapany NameBTCS Inc.
                                                          Division of
Corporation Finance
September 21, 2023 Page 10                                Office of Crypto
Assets
FirstName LastName